IBX GROUP, INC.
                             350 JIM MORAN BOULEVARD
                            DEERFIELD BEACH, FL 33442
                                 (954) 312-1660

April 27, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      IBX GROUP, INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILED ON OCTOBER 13, 2004
                  FILE NO. 333-114180

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "SECURITIES ACT"), please consider this correspondence as an application to the United States Securities and Exchange Commission (the "COMMISSION") for an order permitting IBX Group, Inc. (the "REGISTRANT") to withdraw its Registration Statement on Form SB-2, filed by the Registrant on October 13, 2004 (the "REGISTRATION STATEMENT").

         No securities were sold in connection with the Registration Statement.

         The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

         Accordingly, the Registrant hereby respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

         If you have any questions or comments regarding the foregoing application for withdrawal, please contact Clayton E. Parker, Esq., legal counsel to the Registrant, at 305-539-3300. Please provide a copy of the Order consenting to this withdrawal to Mr. Parker by facsimile at 305-358-7095. Thank you for your assistance.


                                        By: /s/ Evan R. Brovenick
                                            ---------------------
                                            Evan R. Brovenick
                                            President, Chief Executive Officer
                                            and Chairman of the Board